UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

B4MC Gold Mines, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

088861L 203

(CUSIP Number)

Henrik Rouf

Islands Brygge 75B, P1

DK-2300 Copenhagen S, Denmark

(+45) 2112 2111

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 088861L 104 13D Page 2of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Henrik Rouf PacificWave Partners Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,925,543
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,925,543
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Henrik Rouf: 175,347 PacificWave Partners Limited: 2,750,196
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%
14.	TYPE OF REPORTING PERSON (see instructions) IN, OO

CUSIP No. 088861L 104 13D Page 3of 5 Pages

The Reporting Person’s Schedule 13D, filed with the Commission on May 22, 2015, as amended, is amended and restated as follows:

Item 1.  Security and Issuer.

The issuer is B4MC Gold Mines, Inc. (the “Company”).  The title of the class of equity securities to which this Statement relates is Common Stock, par value $0.001 per share (“Shares”).  The Company’s principal executive office is: 3651 Lindell Road, Suite D565, Las Vegas, NV 89103.

Item 2.  Identity and Background.

(a) This Statement is being filed by Henrik Rouf and PacificWave Partners Limited (“PacificWave”) (collectively, the “Reporting Person”).

(b) The Reporting Person’s business address is: Islands Brygge 75B, P1, DK-2300 Copenhagen S, Denmark.

(c) Mr. Rouf is Managing Director and sole owner of PacificWave, a financial advisory firm.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Rouf is a citizen of Denmark. PacificWave is a Gibraltar company.

Item 3.  Source or Amount of Funds or Other Consideration.

See Item 4.

Item 4.  Purpose of Transaction.

On May 12, 2015, the Company sold 248,976,200 newly issued shares (the “Company Shares”) of its common stock, par value $0.001 per share (“Common Stock”), to PacificWave.  The price was $0.001 per share, or $248,976.20.  Of this amount, $225,000.00 was paid to certain creditors of the Company in exchange for releases of outstanding liabilities and the remaining $23,976.20 was placed in escrow pending the fulfillment of certain conditions not later than June 30, 2015.  These conditions included the Company’s making all of its required filings under Section 12(g) of the Securities Exchange Act of 1934.  The Company was also required to deliver its financial statements and other records to its auditor no later than June 3, 2015.  The Company subsequently satisfied these conditions.

The Company Shares were sold in reliance on the exemptions provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rules 504, 505, 506 and 903 thereunder.  The Company Shares will not be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and other applicable securities laws.

Simultaneous with the purchase of the Company Shares, PacificWave purchased from Elwood Shepard, a shareholder of the Company, 26,023,800 shares of the Company’s outstanding Common Stock (the “Shepard Shares”), representing 61.3% of the outstanding shares prior to the issuance of the new shares by the Company. The purchase price was $26,023.80, all of which was deposited in escrow and will be disbursed in the same manner and under the same conditions as the amount deposited to escrow from the purchase price of the Company Shares.

At the closing of the purchase of the Company Shares and the Shepard Shares (the “Purchased Shares”), PacificWave contributed $175,000.00 to the capital of the Company.

In April 2015, PacificWave arranged for a private sale of certain Purchased Shares to three non-U.S. resident accredited investors, to become effective upon the closing of the purchase of the Shares by PacificWave. PWP also agreed to transfer at closing certain of the Purchased Shares to certain persons and entities that provided services in connection with the transactions described in this Item 4.  The Company was not a party to any of these transactions.

CUSIP No. 088861L 104 13D Page 4of 5 Pages

The Reporting Person since has engaged in the following transactions:

Henrik Rouf	9/21/15	Sell	(25,000)	$ 2.000
Henrik Rouf	9/21/15	Gift	(50,000)	-
Henrik Rouf	12/11/15	Gift	(10,000)	-
Henrik Rouf	12/11/15	Gift	(5,000)	-
Henrik Rouf	12/21/15	Buy	5,000	$ 2.000
Henrik Rouf	4/15/16	Sell	(60,000)	$ 2.000
PWP Ltd.	6/20/16	Buy	50,000	$ 2.000
PWP Ltd.	6/23/16	Buy	130,000	$ 2.000
PWP Ltd.	7/25/16	Sell	(100,000)	$ 0.500
PWP Ltd.	7/25/16	Sell	(100,000)	$ 2.000
PWP Ltd.	10/7/16	Sell	(146,111)	$ 0.439
PWP Ltd.	10/13/16	Buy	333,333	$ 2.000
PWP Ltd.	10/24/16	Sell	(111,111)	$ 2.000
PWP Ltd.	10/24/16	Sell	(55,555)	$ 2.000
Henrik Rouf	1/4/17	Sell	(12,500)	$ 2.000
Henrik Rouf	1/4/17	Gift	(5,000)	-
PWP Ltd.	12/4/17	Gift	(100,000)	-
Henrik Rouf	12/4/17	Gift	(25,000)	-
PWP Ltd.	12/6/17	Sell	(45,000)	$ 2.000
PWP Ltd.	12/6/17	Sell	(95,000)	$ 2.000
PWP Ltd.	12/7/17	Sell	(10,000)	$ 2.000
Henrik Rouf	12/11/17	Gift	(35,000)	-
Henrik Rouf	12/11/17	Gift	(25,000)	-
Henrik Rouf	12/12/17	Sell	(34,375)	$ 2.000
Henrik Rouf	12/15/17	Sell	(20,000)	$ 1.000
Henrik Rouf	12/18/17	Sell	(75,000)	$ 2.000
PWP Ltd.	6/27/18	Buy	2,550,196	See below

On June 27, 2018, the Company consummated a reverse acquisition of RocketFuel Blockchain Company, as described in the Company’s Report on Form 8-K, filed with the Commission on June 29, 2018.  Pursuant to this transaction, PWP exchanged 150 shares of RocketFuel Blockchain Company for 2,550,196 newly issued shares of the Company.

All of such purchases were made in private transactions between the Reporting Person and other shareholders of the Company, pursuant to exemptions under the Securities Act of 1933, as amended (the “Securities Act”).  None of such shares was or will be registered under the Securities Act or any state securities laws, and unless so registered, may not be reoffered or resold in the United States absent such registration or an applicable exemption therefrom, or in a transaction not subject to the registration requirements of the Securities Act of 1933 and other applicable securities laws.

Item 5.  Interest in Securities of the Issuer.

CUSIP No. 088861L 104 13D Page 5of 5 Pages

(a) As of the date of this Statement, the Reporting Person beneficially owned 2,925,543 Shares, constituting 10.9% of the outstanding Shares.  2,750,196 of such shares are registered in the name of PacificWave and 175,347 of such shares are registered in the name of Mr. Henrik Rouf. The percentage of Shares owned is based upon 22,668,416 Shares outstanding as of June 27, 2018, based on inquiry of the Company’s transfer agent.

(b) Mr. Rouf has the sole power to vote, direct the vote, dispose and direct the disposition of the Shares referred to in Item 5(a).

(c) All of such shares were acquired on the dates described in Item 4 of this Schedule.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the issuance of the Shares for services as described in Items 3 and 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The Reporting Person and PacificWave have ongoing business relationships with PacifcWave Partners Europe sarl, PacificWave Partners UK Europe Ltd., Richway Finance Ltd. and Allan Kronborg, all of which are shareholders of the Company (the “Other Shareholders”). However, the Reporting Person does not have any actual or beneficial ownership in or control of any of the Other Shareholders and none of the Other Shareholders has any actual or beneficial ownership in or control of the Reporting Person or the Shares owned by the reporting Person. None of these persons or entities is a party to any voting or similar agreement with respect to election of directors or other matters. While PacificWave does have a joint marketing arrangement with PWP Europe and PacificWave Partners UK Ltd., and licenses to them the right to use the name “PacificWave” in Europe and certain other jurisdictions, these three entities remain independent companies and are not subject to joint ownership or control. The Reporting Person disclaims beneficial ownership of any Shares other than the 2,925,543 shares registered in the name of the Reporting Person and its affiliates, and disclaims membership in any group.

Item 7.  Material to Be Filed as Exhibits.

None.

CUSIP No. 088861L 104 13D Page 6of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Henrik Rouf Insert Name